UNANIMOUS WRITTEN CONSENT
OF THE BOARD OF TRUSTEES
OF SATURNA INVESTMENT TRUST

This Unanimous Written Consent of the Board of Trustees of Saturna Investment is executed in lieu of a holding a meeting of the Board of the Trust. By executing this Unanimous Written Consent, each Trustee hereby approves and ratifies the resolutions stated below to the same extent and effect as if such action had been taken at a meeting of the full Board of Trustees.

Resolved, that the proposed Fidelity Bond coverage under the Investment Company Blanket Bond of ICI Mutual Insurance Company, to expire November 17, 2007, under which the Trust, Saturna Capital Corporation, Saturna Brokerage Services, Inc. and Amana Mutual Funds Trust are joint insureds, be, and hereby is, determined to be reasonable in amount in view of all the circumstances and with consideration including, but not limited to, (i) the number of other parties named as insureds, (ii) the nature of the business activities of such other parties, (iii) the amount of the joint insured bond, (iv) the amount of the premium for such bond, (v) the ratable allocation of the premium among all parties named as insureds, (vi) the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond, (vii) the value of the anticipated aggregate assets of the Trust to which any covered persons have access; (viii) peer fund coverages; and (ix) the nature of the securities to be held in the portfolios of the Trust; and be it

Further Resolved,  that the proposed D&O/E&O Insurance of ICI Mutual Insurance Company, to expire November 17, 2007, under which the Trust, Saturna Capital Corporation, Saturna Brokerage Services, Inc. and Amana Mutual Funds Trust are joint insureds, be, and hereby is, determined to be reasonable and of benefit to the shareowners of the Trust; and be it

Further Resolved, that pro-rata allocation of the premiums for the Fidelity Bond and D&O/E&O Insurance provided by ICI Mutual Insurance Company among each of the portfolios in the Trust is approved; and be it

Further Resolved,  that participation by the Trust in the joint liability insurance policies is in the best interest of each of the portfolios in the Trust; and be it

Further Resolved, that the participation by the Trust in the joint Fidelity Bond and D&O/E&O Insurance are fair and reasonable pro-rata to each of the portfolios in the Trust; and be it

Further Resolved, that the benefits of continuing a joint fidelity bond from the ICI Mutual Insurance Company, including the opportunity to obtain stable low-cost insurance coverage from ICI Mutual, justify maintaining reserve premiums and making commitments for additional payments, including acceptance of restrictions upon the withdrawal of reserve premiums.

Further Resolved, that the Secretary of the Trust is appointed as the officer responsible to file executed fidelity bonds annually as required by Rule 17g-1(h) of the Investment Company Act, including a copy of the executed joint insured bond and a resolution by the majority of the disinterested trustees approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by each insured company.

IN WITNESS WHEREOF, this UNANIMOUS WRITTEN CONSENT is executed as of November 10, 2006. This document may be executed in one or more counterparts, each of which shall constitute an original.

/s/ John E. Love, Chairman

/s/ Gary Goldfogel, Trustee

/s/ Herbert Grubel, Trustee

/s/ Nicholas F. Kaiser, Trustee

/s/ John S. Moore, Trustee